

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 24, 2017

Jeffery A. Surges
Chief Executive Officer
Connecture, Inc.
18500 West Corporate Drive, Suite 250
Brookfield, WI 53045

> **Re:**   **Connecture, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 12, 2017**
> **File No. 333-217965**

Dear Mr. Surges:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief

cc: Samer M. Zabaneh, Esq.
DLA Piper LLP (US)